Exhibit 99.1 Press release

Quarterhill to Announce Q3 2018 Financial Results

OTTAWA, Canada – October 25, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the three-month period ended September 30, 2018, on Thursday, November 8, 2018. The Company will host a conference call and audio webcast at 10:00 AM ET the same day.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/1858362/6CC5061D06CF512665FE4AF163E1FFBB

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/1858362/6CC5061D06CF512665FE4AF163E1FFBB

Telephone replay will be available from 1:00 PM ET on November 8, 2018 until 11:59 PM ET on November 15, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID and Replay Passcode: 9560049

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

CFO

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com